Exhibit 99.1

Telecom Argentina S.A. Announces the Termination of its Private Exchange Offer and

Related Cash Tender Offer for its 6.500% Notes due 2021

October 22, 2019 — Buenos Aires, Argentina

Telecom Argentina S.A. (“Telecom”) announced today that it has terminated its previously announced offer to exchange (the “Exchange Offer”) any and all of its outstanding 6.500% notes due 2021 (the “Old Notes”) for new 9.000% notes due 2025 (the “New Notes”) and cash consideration and the related offer to purchase for cash ( the “Cash Tender Offer” and together with the Exchange Offer, the “Offers”) such Old Notes (in each case, on terms and conditions and pursuant to the procedures set forth in the Exchange Offer Documents (as defined below) and the Cash Tender Offer Documents (as defined below)).  All Old Notes tendered in the Offers will be returned promptly to the respective holders thereof without any action required on the part of the holders. As a result of the termination, none of the Old Notes that have been tendered will be accepted for purchase, and no consideration will be paid in the Offers for any tendered Old Notes.

The Exchange Offer is being terminated by the Company because the aggregate principal amount of New Notes to be issued in the Exchange Offer would be less than U.S.$100,000,000, and thus the Minimum Issue Requirement (as defined in the Exchange Offer Documents) has not been satisfied.

The Exchange Offer was made pursuant to the terms of and subject to the conditions set forth in the offering memorandum dated October 9, 2019 (as amended on October 18, 2019, the “Exchange Offering Memorandum,” and together with the related notice of guaranteed delivery and, where applicable, the related letter of transmittal, the “Exchange Offer Documents”).

The Cash Tender Offer was made pursuant to the terms of and subject to the conditions set forth in the Offer to Purchase dated October 9, 2019 (as amended on October 18, 2019, the “Offer to Purchase” and, together with the related certification instructions letter and notice of guaranteed delivery, the “Cash Offer Documents”). Telecom’s obligation to complete the Cash Tender Offer with respect to the Old Notes was subject to the satisfaction of certain conditions set forth in the Offer to Purchase, including the consummation of the Exchange Offer (the “Exchange Offer Completion Condition”).

As a result of the Exchange Offer being terminated, the Exchange Offer Completion Condition has not been satisfied and the Cash Tender Offer is therefore being terminated by the Company.

This press release confirms the termination of both Offers.

Telecom had engaged Citigroup Global Markets Inc. and J.P. Morgan Securities LLC (collectively, the “Dealer Managers”), to act as dealer managers with respect to the Offers.

DISCLAIMER

This announcement is for informational purposes only. This announcement is not an offer to purchase or exchange or a solicitation of an offer to purchase or exchange any Old Notes. The Exchange Offer was made solely pursuant to the Exchange Offer Documents, as amended by the press release published by the Company on October 18, 2019, and the Cash Tender Offer was made solely pursuant to the Cash Tender Offer Documents, as amended by the press release published by the Company on October 18, 2019. The Offers were not made to holders of Old Notes in any jurisdiction in which the making or acceptance thereof would have not been in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws required the Offers to be made by a licensed broker or dealer, the Offers were deemed to be made on behalf Telecom by the Dealer Managers for the Offers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

In relation to each Member State of the European Economic Area, this communication is only addressed to and directed at qualified investors in that Member State within the meaning of Regulation (EU) 2017/1129 (the “Prospectus Regulation.”)

This announcement is not an invitation nor is it intended to be an inducement to engage in investment activity for the purpose of Section 21 of the Financial Services and Markets Act 2000 of the United Kingdom (the “FSMA.”) This announcement is only being distributed to and is only directed: at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any person who is not a relevant person should not act or rely on this announcement or any of its contents.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. Telecom undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Information Agent for the Offers is:

Global Bondholder Services Corporation

65 Broadway — Suite 404

New York, New York 10006

Attn: Corporate Actions

Banks and Brokers call: (212) 430-3774

Toll free (866)-470-4500

Email: contact@gbsc-usa.com

The Exchange Agent for the Exchange Offer is:

Global Bondholder Services Corporation

By facsimile:

(For Eligible Institutions only):

(212) 430-3775 / 3779

Confirmation:
(212) 430-3774

By Mail: 65 Broadway — Suite 404 New York, New York 10006	By Overnight Courier: 65 Broadway — Suite 404 New York, New York 10006	By Hand: 65 Broadway — Suite 404 New York, New York 10006

The Tender Agent for the Cash Tender Offer is:

Global Bondholder Services Corporation

By Regular, Registered or Certified Mail, Hand or Overnight Delivery: Global Bondholder Services Corporation 65 Broadway — Suite 404 New York, New York 10006 Attention: Corporate Actions	By Facsimile Transmission: (212) 430-3775 (For eligible institutions only) To confirm receipt of facsimile by telephone: (212) 430-3774
By Electronic Mail: Email: contact@gbsc-usa.com	Banks and Brokers call: (212) 430-3774 Toll-free: (866) 470-4500 International call: 001-212-430-3774

By Mail: 65 Broadway — Suite 404 New York, New York 10006	By Overnight Courier: 65 Broadway — Suite 404 New York, New York 10006	By Hand: 65 Broadway — Suite 404 New York, New York 10006

Any question regarding the terms of the Offer should be directed to the Dealer Managers.

The Dealer Managers for the Offers are:

Citigroup Global Markets Inc. 388 Greenwich Street, 7th Floor New York, New York 10013 United States Attention: Liability Management Group Call Collect: (212) 723-6106 US Toll-Free: (800) 558-3745	J.P. Morgan Securities LLC 383 Madison Avenue, 6th Floor New York, New York 10282 United States Attention: Latin American Debt Capital Markets Call Collect: (212) 834-7279 Toll-Free: (866) 846-2874